UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2016

Horizon Pharma Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-35238	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

(Address of principal executive offices)

Registrant’s telephone number, including area code: 011-353-1-772-2100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 12, 2016, Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), Misneach Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and Raptor Pharmaceutical Corp., a Delaware corporation (the “Target”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent, through Purchaser, will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of the Target’s common stock, par value $0.001 per share (the “Shares”), at a price of $9.00 per share in cash, without interest thereon (the “Offer Price”), on the terms and subject to the conditions set forth in the Merger Agreement. If successful, the Offer will be followed by a merger of Purchaser with and into Target, with Target continuing as the surviving corporation and as an indirect wholly-owned subsidiary of Parent.

Completion of the Offer is subject to several conditions, including (i) there shall have been validly tendered and not validly withdrawn Shares that represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable to holders of stock options of the Target (the “Target Options”) from which the Target has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Target Options) plus (C) the aggregate number of Shares issuable to holders of 8.0% Convertible Senior Notes due 2019 of the Target (the “Target Convertible Notes”) from which the Target has received valid notices of conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Target Convertible Notes); (ii) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of the Target contained in the Merger Agreement; (iii) the expiration or termination of any applicable waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the absence of a material adverse effect on the Target; and (v) certain other customary conditions.

Parent and Purchaser are obligated to commence the Offer within ten business days from the date of the Merger Agreement and to keep the Offer open for twenty business days, subject to possible extension under the terms of the Merger Agreement. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Target, with the Target surviving as an indirect wholly-owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the General Corporation Law of the State of Delaware without further stockholder approval (the “Merger”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share (other than any Shares (i) owned by Parent, Purchaser or the Target or by any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Target), (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) as to which the holder properly and validly exercises appraisal rights under Delaware law) shall be automatically converted into the right to receive an amount in cash equal to the Offer Price.

Pursuant to the Merger Agreement, (i) effective as of immediately prior to the Effective Time, the vesting of each Target Option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full, and (ii) effective as of the Effective Time, each Target Option that remains outstanding as of the Effective Time shall be canceled and terminated as of the Effective Time, and each holder of each such Target Option with an exercise price per Share that is less than the Offer Price shall be paid an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Target Option immediately prior to the Effective Time, by (y) the amount, if any, by which the Offer Price exceeds the per share exercise price of such Target Option. Each Target Option that has an exercise price per Share that is equal to or greater than the Offer Price shall be canceled at the Effective Time and terminated without any cash payment or other consideration being made to such optionholder.

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, (i) the vesting of each award of restricted stock units or performance stock units of the Target (the “Target RSU Awards”) that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full, (ii) each Target RSU

Award that remains outstanding as of immediately prior to the Effective Time shall be canceled and terminated as of the Effective Time, and (iii) each holder of each such Target RSU Award shall be entitled to be paid an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Target RSU Award immediately prior to the Effective Time, by (y) the Offer Price.

Parent, Purchaser and the Target have made customary representations, warranties and covenants in the Merger Agreement, including using reasonable best efforts to consummate and make effective, and to satisfy all conditions to, the transactions contemplated by the Merger Agreement as promptly as practicable. The Target has agreed to (i) conduct its business in all material respects in the ordinary course consistent with past practice, including not taking certain specified actions, prior to consummation of the Merger, and (ii) use reasonable best efforts to preserve intact its business organization and significant business relationships.

The Target has also agreed, among other things, (i) not to solicit, initiate, knowingly encourage, or knowingly facilitate or assist (including by way of providing information), any proposal that constitutes or could reasonably be expected to lead to an alternative proposal for the acquisition of the Target and (ii) not to participate or engage in any discussions or negotiations regarding any proposal that constitutes or could reasonably be expected to lead to an alternative proposal for the acquisition of the Target. However, subject to the satisfaction of certain conditions, the Target and its board of directors, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the board of directors’ recommendation following receipt of an unsolicited proposal, if the board of directors of the Target concludes in good faith, after consultation with the Target’s financial advisor(s) and outside legal counsel, that it constitutes a superior proposal and that the failure to enter into such definitive agreement would be inconsistent with its fiduciary duties under Delaware law. In addition, the board of directors of the Target is permitted to change its recommendation, for reasons not related to the receipt of an unsolicited proposal, if the board of directors has concluded in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law.

The Merger Agreement includes customary termination provisions for both the Target and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Target to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Target will be required to pay to Parent a termination fee of $30.0 million.

The Merger Agreement has been unanimously approved by the board of directors of each of Parent, Purchaser and the Target. The board of directors of the Target unanimously recommends that stockholders of the Target tender their Shares in the Offer.

The foregoing description of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1. The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Target, Parent or Purchaser in any public reports filed with the U.S. Securities and Exchange Commission (“SEC”) by the Target or Parent. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by the Target to Parent in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Target, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Target, Parent or the Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Tender and Support Agreement

On September 12, 2016, in connection with the Offer, each of the Target’s directors and executive officers (together, the “Supporting Stockholders”) entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreements”). Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender their Shares in the Offer. As of September 12, 2016, the Supporting Stockholders owned an aggregate of approximately 1.0% of the outstanding shares of common stock of the Target. The Supporting Stockholders’ obligations under the Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Debt Commitment Letter

In connection with the Merger Agreement, Horizon Pharma, Inc., an indirect wholly-owned subsidiary of Parent (the “Borrower”), entered into a commitment letter (the “Debt Commitment Letter”) with Bank of America, N.A. (“Bank of America”), JPMorgan Chase Bank, N.A. (“JPMorgan”), Jefferies Finance LLC (“Jefferies”), Cowen and Company (“Cowen”) and Cowen Structured Holdings, Inc. (together with Bank of America, JPMorgan, Jefferies and Cowen, the “Commitment Parties”) on September 12, 2016, pursuant to which the Commitment Parties have provided several but not joint commitments to provide $675.0 million of senior secured term loans, the proceeds of which, in addition to a portion of Parent’s existing cash on hand, would be used to (i) refinance the loans under the Borrower’s existing senior secured credit facility and certain outstanding debt of the Target, (ii) pay the Offer Price, and (iii) pay any prepayment premiums, fees and expenses in connection with any of the foregoing. The commitments to provide the term loans are subject to certain conditions, including the negotiation of definitive documentation for the term loans and other customary closing conditions consistent with the Merger Agreement. The Borrower will pay customary fees and expenses in connection with obtaining the Debt Commitment Letter and the term loans and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith.

The above description of the Debt Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter, a copy of which will be filed with the SEC as soon as is reasonably practicable.

Item 7.01    Regulation FD Disclosure.

On September 12, 2016, Parent provided an investor presentation to certain interested parties containing details of the proposed transaction and its potential impact on Parent. A copy of the investor presentation, which is incorporated herein by reference, is attached hereto as Exhibit 99.2.

This information and Exhibit 99.2 is being furnished pursuant to Item 7.01 of this Current Report on Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section and will not be incorporated by reference into any registration statement filed by Parent, under the Securities Act of 1933, as amended, unless specifically identified as being incorporated therein by reference. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Current Report on Form 8-K that is being disclosed pursuant to Regulation FD.

Item 8.01 Other Events.

On September 12, 2016, Parent and the Target issued a joint press release in connection with the Merger. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

Forward-Looking Statements

This report contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the acquisition of the Target and the timing and benefits thereof, Parent’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Parent’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Parent’s ability to complete the transaction on the proposed terms and schedule; whether Parent or the Target will be able to satisfy their respective closing conditions related to the transaction; whether sufficient stockholders of the Target tender their shares in the transaction; whether Parent will obtain financing for the transaction on the expected timeline and terms; the outcome of legal proceedings that may be instituted against the Target and/or others relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Parent’s shares could decline, as well as other risks related to Parent’s and the Target’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and the Target’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2015. Parent undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.

About the Tender Offer

THIS CURRENT REPORT ON FORM 8-K IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE TARGET’S COMMON STOCK. THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED.

At the time the offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and the Target will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer, the related letter of transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Target at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to the Target’s stockholders by the information agent for the offer.

THE TARGET’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, Parent and the Target file annual, quarterly and current reports, proxy statements and other information with the SEC. Such filings with the SEC are available to the public from commercial document-retrieval services and the SEC’s website at http://www.sec.gov.

Item 9.01.  Financial Statements and Exhibits.

(d)	Exhibits.

2.1*	Agreement and Plan of Merger, dated September 12, 2016, by and among Horizon Pharma plc, Misneach Corporation and Raptor Pharmaceutical Corp.

99.1	Form of Tender and Support Agreement.

99.2	Investor Presentation, dated September 12, 2016.

99.3	Joint Press Release, issued by Horizon Pharma plc, dated September 12, 2016.

* Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Parent agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 12, 2016	HORIZON PHARMA PUBLIC LIMITED COMPANY

	By:	/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

2.1*	Agreement and Plan of Merger, dated September 12, 2016, by and among Horizon Pharma plc, Misneach Corporation and Raptor Pharmaceutical Corp.

99.1	Form of Tender and Support Agreement.

99.2	Investor Presentation, dated September 12, 2016.

99.3	Joint Press Release, issued by Horizon Pharma plc, dated September 12, 2016.

* Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Parent agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.